

October 16, 2014

<u>Via E-mail</u>
Jeffrey S. Spindler, Esq.
Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 10022

>   **Re: GenCorp Inc.**
>   **Schedule TO-I**
>   **Filed October 2, 2014**
>   **File No. 005-16268**

Dear Mr. Spindler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

1. It is unclear to us how your offer complies with the provisions of Rules 13e-4(f)(1)(ii) and 14e-1(b) and with Item 4 of Schedule TO. Please advise.

2. It does not appear that you plan to register the common stock that will be issued to security holders that tender in this offer. Please tell us which exemption from registration on which you are relying and provide an analysis supporting your conclusion that the exemption is available for this transaction. If you are relying upon the exemption provided by Section 3(a)(9), please provide us with additional detail regarding the services to be rendered by the Paying Agent in connection with the exchange offer and explain to us why the services will not constitute "soliciting" tenders of the subject securities within the meaning of Section 3(a)(9).

3. Please provide the disclosure in Item 10 in the document delivered to security holders. See Rule 13e-4(d)(1) and Rule 13e-4(e)(1)(ii)(A). Please also tell us why you have not provided the summary information required by Item 1010(c). See Instruction 6 to Item 10 of Schedule TO.

Optional Repurchase Notice

4. Please define Optional Repurchase Date, which appears to a be a key term in the formula used to determine the number of shares of common stock that security holders will receive if they tender in this offering.

2.2 Optional Repurchase Price, page 7

5. Please disclose when you will determine the compensation payable to security holders for fractional shares and how you will notify security holders whether they will receive cash or whether you will round-up fractional shares.

3.2 Agreement to be Bound by the Terms of the Option, page 11

6. Please tell us how the disclosure in (iii) of the fourth bullet point is consistent with Section 29(a) of the Exchange Act.

7. Plans or Proposals of the Company, page 15

7. Please include in the offer document all disclosure required by Item 1006(c) of Regulation M-A. In this regard, we note that you have referred security holders to other filings relating to this Item.

11. Certain U.S. Federal Income Tax Consequences, page 17

8. Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

12. Additional Information, page 24

9. We note that you attempt to incorporate by reference into the Offer document all filings under Section 13, 14, and 15(d) of the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa M. Kohl, Attorney-Advisor, at (202) 551-3252 or Daniel F. Duchovny, Special Counsel, at (202) 551-3619 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Lisa M. Kohl*

Lisa M. Kohl
Attorney-Adviser
Office of Mergers & Acquisitions